UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For November 2023

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Changes in Registrant’s Certifying Accountant.

On November 21, 2023, MSPC Certified Public Accountants and Advisors, A Professional Corporation (“MSPC”), the independent registered public accounting firm of ESGL Holdings Limited (the “Company”), notified the Company that it has decided to cease the services as the independent registered public accounting firm of the Company effective November 21, 2023. However, MSPC will retain the ability to issue a consent to the use of audit reports issued to date, in accordance with professional standards.

During the fiscal years ended December 31, 2021 and December 31, 2022, there were no (i) disagreements between the Company and MSPC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to MSPC’s satisfaction, would have caused MSPC to make reference thereto in its audit report on the financial statements of the Company for such period, or (ii) “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K. There were no disputes or disagreements between the Company and MSPC during the time it was the Company’s independent registered public accounting firm through the date of resignation.

The Company provided MPSC with a copy of this disclosure before its filing with the Securities and Exchange Commission (the “SEC”). The Company requested that MSPC provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements. That letter is attached hereto as Exhibit 16.1

The Audit Committee of the Board of Directors of the Company is now engaged in interviewing and selecting a replacement independent accountant to perform the upcoming audit for the fiscal year ended December 31, 2023.

Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

16.1	Letter of MSPC Certified Public Accountants and Advisors, A Professional Corporation dated November 27, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: November 27, 2023